UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                    (Amendment No. 2 to Schedule 13G filed by
                Alan H. Elder and Amendment No. 3 to Schedule 13G
                        filed by the Elder Group, Inc.)*

                              THE YORK GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    986632107
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             AMENDMENT NO. 1 TO SCHEDULE 13G FILED BY ALAN H. ELDER
                AND AMENDMENT NO. 2 TO SCHEDULE 13G FILED BY THE
                                ELDER GROUP, INC.

CUSIP No.  986632107

1        Names of Reporting Persons or
         S.S. or I.R.S. Identification Nos. of Above Person

                  Alan H. Elder

2        Check the Appropriate Box                   (a) [  ]
         if a Member of a Group                      (b) [  ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  U.S.A.

NUMBER OF                  5        Sole Voting Power
SHARES
BENEFICIALLY                        879,659
OWNED BY
EACH                       6        Shared Voting Power
REPORTING
PERSON WITH                         0

                            7       Sole Dispositive Power

                                    879,659

                           8        Shared Dispositive Power

                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  879,659

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                  Not Applicable

11       Percent of Class Represented by Amount in Row (9)

                  9.8%

12       Type of Reporting Person
                  IN

             AMENDMENT NO. 2 TO SCHEDULE 13G FILED BY ALAN H. ELDER
                AND AMENDMENT NO. 3 TO SCHEDULE 13G FILED BY THE
                      ELDER GROUP, INC. AND BRUCE E. ELDER


This Schedule is being filed as Amendment No. 2 to the Schedule 13G originally filed by Alan H. Elder on July 9, 1999, and as Amendment No. 3 to the Schedule 13G originally filed by the Elder Group, Inc. and Bruce E. Elder on February 18, 1997, as amended on August 29, 1997, both of which Schedule 13Gs were amended in a joint filing made on February 10, 2000. The reason for this filing is discussed in Item 4 below.

Item 1 (a)        Name of Issuer:

                           The York Group, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                           8554 Katy Freeway
                           Suite 200
                           Houston, Texas 77024

Item 2 (a)        Name of Person Filing:

                           Alan H. Elder

Item 2 (b) Address of Principal Business Office, or if none, Residence:

                           1620 Rich Road
                           Richmond, Indiana 47374

Item 2 (c)        Citizenship:

                           United States

Item 2 (d)        Title of Class of Securities:

                           Common Stock

Item 2 (e)        CUSIP Number:

                           986632107

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

                  A.    [  ]    Broker or Dealer registered under Section 15 of
                                the Act

                  B.    [  ]    Bank as defined in Section 3(a)(6) of the Act

                  C.    [  ]    Insurance Company as defined in Section 3(a)(19)
                                of the Act

                  D.    [  ]    Investment  company  registered  under  Section
                                8 of the Investment Company Act

                  E.    [  ]    An investment adviser in accordance with Section
                                240.13d-1(b)(1)(1)(ii)(E)

                  F.    [  ]    An Employee benefit plan or endowment fund in
                                accordance with Section 240.13d-1(b)(1)(ii)(F)

                  G.    [  ]    A parent holding  company or control person in
                                accordance with Section 240.13d-1(b)(ii)(G)

                  H.    [  ]    A savings association as defined in Section 3(b)
                                of the Federal Deposit Insurance Act

                  I.    [  ]    A church plan that is excluded from the
                                definition of an investment company under
                                Section 3(c)(14) of the Investment Company Act of 1940

                  J.    [  ]    Group, in accordance with Section
                                240.13d-1(b)(1)(ii)(J)

If this statement is being filed pursuant to Section 240.13d-1(c), check this box [x]

Item 4  Ownership:

        (a)    Amount Beneficially Owned:859,659
        (b)    Percent of Class: 9.8%
        (c)    Number of shares as to which the person has:
               (i)     sole power to vote or to direct the vote:     879,659
               (ii)    shared power to vote or to direct the vote:         0
               (iii)   sole power to dispose or to direct the
                       disposition of:                               879,659
               (iv)    shared power to dispose or to direct the
                       disposition of:                                     0

        The Elder Group, Inc. acquired an additional 20,000 shares during 2000 and was as of December 31, 2000, the record holder of 639,600 shares of the Issuer's Common Stock.

Item 5 Ownership of Five Percent or less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
        [ ]

        See the response to Item 4 above, which is incorporated herein by reference.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

        As disclosed in response to Item 4 above, 639,600 shares of the Issuer's Common Stock are held of record by the Elder Group, Inc.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reportedon by the Parent Holding Company:

                           Not Applicable

Item 8  Identification and Classification of Members of the Group:

                           Not Applicable

Item 9  Notice of Dissolution of Group:

                           Not Applicable

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2001



                                /s/ Alan H. Elder
                                -----------------------------------------------
                                  Alan H. Elder


                          ELDER GROUP, INC.


                          By:   /s/ Alan H. Elder
                                -----------------------------------------------
                                Alan H. Elder


                          THE ESTATE OF BRUCE E. ELDER


                          By:   /s/ Alan H. Elder
                                -----------------------------------------------
                                Alan H. Elder

                                  EXHIBIT INDEX


             Exhibit A      Agreement Pursuant to Regulation 240.13d-1(k)

                                    EXHIBIT A

                  AGREEMENT PURSUANT TO REGULATION 240.13D-1(k)


Each of the undersigned hereby agrees and consents to the filing of a single Amendment to Schedule 13G and any and all subsequent amendments thereto with the Securities and Exchange Commission and any other regulatory authorities on behalf of all of the undersigned in connection with their beneficial ownership of securities of the York Group, Inc.


Dated:  January 25, 2001


                                /s/ Alan H. Elder
                                -----------------------------------------------
                                Alan H. Elder


                          ELDER GROUP, INC.


                          By:   /s/ Alan H. Elder
                                -----------------------------------------------
                                Alan H. Elder


                          THE ESTATE OF BRUCE E. ELDER


                          By:   /s/ Alan H. Elder
                                -----------------------------------------------
                                Alan H. Elder